UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. ___)*

                    Under the Securities Exchange Act of 1934

                            Workflow Management, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    98137N109
                                 (CUSIP Number)

                            Matthew G. Maloney, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                                2101 L Street NW
                              Washington, DC 20037
                                 (202) 785-9700
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 17, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pacific Coast Investment Partners, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     455,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            455,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Pacific Coast Investment Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     455,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            455,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jonathan J. Ledecky
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,325,495
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,325,495
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,780,495
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98137N109

ITEM 1. SECURITY AND ISSUER:

            This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Shares"), of Workflow Management, Inc., a Delaware corporation ("Workflow" or the "Company"). The principal executive offices of Workflow are located at 240 Royal Palm Way, Palm Beach, Florida 33480.

ITEM 2. IDENTITY AND BACKGROUND:

            (a) This statement on Schedule 13D is filed by Pacific Coast Investment Partners, LLC ("PCI Partners"), Pacific Coast Investment Fund, L.P. ("PCI Fund") and Jonathan J. Ledecky. PCI Partners is the sole general partner of PCI Fund. The managing members of PCI Partners are James M. Chadwick and Thomas Heckmann. This statement on Schedule 13D is the initial filing by PCI Partners and PCI Fund, and shall be deemed an amendment to the Schedule 13D initially filed by Mr. Ledecky on August 15, 2003. A joint filing agreement of PCI Partners, PCI Fund, and Mr. Ledecky is attached hereto as Exhibit C.

            (b) The business address for PCI Partners, PCI Fund and Messrs. Chadwick and Heckmann is 12220 El Camino Real, Suite 400, San Diego, CA 92130. Mr. Ledecky's business address is 901 15th Street, NW, Suite 950, Washington, DC 20005.

            (c) PCI Partners' principal business is to provide asset management services to private investment funds and it is the sole general partner of PCI Fund. Messrs. Chadwick and Heckmann manage PCI Partners' business. PCI Fund is a private investment fund. Mr. Ledecky's principal occupation is to make investments.

            (d)-(e) During the last five years, none of PCI Partners, PCI Fund, Mr. Chadwick, Mr. Heckmann or Mr. Ledecky has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) PCI Partners is a limited liability company organized under the laws of the State of California. PCI Fund is a limited partnership organized under the laws of California. Mr. Chadwick is a citizen of the United States of America. Mr. Heckmann is a citizen of the United States of America. Mr. Ledecky is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The 455,000 Shares beneficially owned by PCI Partners and PCI Fund were acquired by PCI Fund. The source of funds for the purchases of such Shares was the working capital of PCI Fund. The total purchase price for the Shares was $2,236,709.32.

CUSIP No. 98137N109

            As reported in the 13D initially filed by Mr. Ledecky on August 15, 2003, Mr. Ledecky (the former Chairman of U.S. Office Products Company) acquired 248,600 Shares on June 9, 1998, in connection with U.S. Office Products' strategic restructuring plan (the "Plan"). U.S. Office Products formed Workflow pursuant to the Plan and (1) transferred to Workflow substantially all the assets and liabilities of U.S. Office Products' Print Management Division and
(2) distributed to holders of U.S. Office Products common stock 14,625,268 shares of Workflow's common stock (the "Distribution"). Under the terms of the Plan, Mr. Ledecky received one share of Workflow's common stock for every 7.5 shares of U.S. Office Products common stock held on June 9, 1998. Mr. Ledecky was not required to pay any additional consideration for the shares of Workflow common stock he received in the Distribution. In addition, as of June 10, 1998, pursuant to the Plan, Mr. Ledecky was granted options under Workflow's 1998 Stock Incentive Plan to acquire up to 1,096,895 Shares at an exercise price of $9.00 per share, which was equal to the closing price of the Workflow common stock as reported on Nasdaq on June 10, 1998. To date, Mr. Ledecky has not exercised any of these options and has not paid any consideration for the underlying Shares. Such options expire on the tenth anniversary of the date of grant or, if applicable, on the date Mr. Ledecky is deemed to have violated his non-competition agreement with the Company.

ITEM 4. PURPOSE OF TRANSACTION:

            As set forth more fully in the letter dated March 24, 2004 from James M. Chadwick, Managing Member of PCI Partners, to the Board of Directors of Workflow, a copy of which is filed as Exhibit A hereto and incorporated herein by reference, the reporting persons believe that the proposed merger contemplated by the Agreement and Plan of Merger dated as of January 30, 2004 by and among Workflow, WF Holdings, Inc. and WFM Acquisition Sub, Inc., and more fully described in the Proxy Statement of the Company dated as of February 25, 2004, is not in the best interests of Workflow and its stockholders. Accordingly, the reporting persons have formed a group for the purpose of (i) opposing the merger proposal, (ii) identifying, structuring and proposing one or more refinancing alternatives to restructure the Company's balance sheet and refinance existing indebtedness, (iii) seeking the election of designees constituting a majority of the board of directors of Workflow, and (iv) to the extent necessary, taking such additional steps as members of the group deem necessary or advisable to effectuate the foregoing objectives. Such actions may include the acquisition of additional Shares, communications with stockholders, proposals to elect directors to fill existing vacancies on the Company's Board of Directors and/or remove and replace existing directors and such other actions as the reporting persons believe are reasonably related to the objectives described above. At the present time, the reporting persons have identified two lending institutions that have proposed to arrange a new revolving credit facility and two new term loan facilities for Workflow as described in the proposal letter and term sheets attached hereto as Exhibit B and incorporated herein by reference. Cove Partners LLC has advised PCI Partners and Mr. Ledecky in connection with identifying, structuring and proposing certain refinancing alternatives for the Company. Cove Partners LLC anticipates being engaged by Workflow and being paid a fee by Workflow for its services if and when Workflow completes a refinancing on behalf of its shareholders. Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

CUSIP No. 98137N109

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (i) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) This statement relates to 455,000 Shares held by PCI Fund and 228,600 Shares held by Mr. Ledecky, plus an additional 1,096,895 Shares subject to options held by Mr. Ledecky which are exercisable within 60 days. As a result of PCI Partners, PCI Fund and Mr. Ledecky comprising a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, each of them are deemed to have acquired beneficial ownership of all Shares beneficially owned by each person within the group. Based on Workflow's public filings, Workflow had 13,460,151 Shares outstanding as of March 12, 2004. Therefore, the 1,780,495 Shares reported on this Schedule 13D represent 12.2% of Workflow's outstanding Shares.

CUSIP No. 98137N109

            (c) During the past 60 days, PCI Fund acquired Shares in the transactions set forth below. All such purchases were effected in open market transactions on the Nasdaq National Market. None of the other reporting persons has effected any transactions in the Shares during the past 60 days:

            --------------------------------------------------------------------
             Date of transaction         # of shares         Price per share
            --------------------------------------------------------------------
                   2/11/04                 25,000                      $4.88570
            --------------------------------------------------------------------
                   2/12/04                 25,000                      $4.88880
            --------------------------------------------------------------------
                   2/13/04                 25,000                      $4.89290
            --------------------------------------------------------------------
                   2/23/04                 70,000                      $4.89801
            --------------------------------------------------------------------
                   2/24/04                 18,100                      $4.91283
            --------------------------------------------------------------------
                   2/25/04                109,700                      $4.92184
            --------------------------------------------------------------------
                   2/26/04                182,200                      $4.93038
            --------------------------------------------------------------------

            (d) The partners of PCI Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their account in accordance with their partnership interests in PCI Fund.

            (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            As set forth more fully in the letter dated March 22, 2004 from James M. Chadwick, Managing Member of PCI Partners, to Mr. Richard King, a copy of which is filed as Exhibit D hereto and incorporated herein by reference, the reporting persons have entered into an arrangement with Mr. King in which, if the reporting persons are successful in getting Mr. King appointed to the board of directors and as the chief executive officer of Workflow, Mr. King will be entitled to (i) an option to purchase up to 1,000,000 Shares of Workflow at a strike price of $4.87 per share on the terms and conditions to be contained in a new Workflow stock option plan to be created and approved by the Workflow board of directors, and (ii) a base salary of $500,000 per year.

            PCI Partners and Mr. Ledecky have agreed to share the legal fees and expenses and other costs incurred by the reporting persons in connection with the reporting persons' pursuit of the objectives described in Item 4 hereof.

            Except as described in Item 4, Item 5(d) and in this Item 6, to the best knowledge of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 or between such persons and any other person with respect to any securities of Workflow, including, but not limited to, transfer or voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 98137N109

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A -- Letter of Pacific Coast Investment Partners, LLC dated March
                   24, 2004 to the Board of Directors of Workflow Management,
                   Inc.

      Exhibit B -- Proposal Letter (with attached Term Sheets) dated March 23,
                   2004, from Bank of America, N.A., Banc of America Securities LLC, and Silver Point Finance, LLC offering a proposal to arrange a new revolving credit facility and a new term loan facility for Workflow Management, Inc.

      Exhibit C -- Agreement among Pacific Coast Investment Partners, LLC,
                   Pacific Coast Investment Fund, L.P. and Jonathan J. Ledecky to file this statement jointly on behalf of each of them.

      Exhibit D -- Letter of Pacific Coast Investment Partners, LLC dated March
                   22, 2004 to Mr. Robert King.

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


                                          PACIFIC COAST INVESTMENT PARTNERS, LLC

Dated: March 24, 2004
       San Diego, CA                      By: /s/ James M. Chadwick
                                              ---------------------
                                              Name:  James M. Chadwick
                                              Title: Managing Member


                                          PACIFIC COAST INVESTMENT FUND, L.P.
Dated: March 24, 2004
       San Diego, CA                      By: Pacific Coast Investment Partners,
                                              LLC, its general partner

                                          By: /s/ James M. Chadwick
                                              ---------------------
                                              Name:  James M. Chadwick
                                              Title: Managing Member


Dated: March 24, 2004
       Washington, DC                         /s/ Jonathan J. Ledecky
                                          -------------------------------
                                              Jonathan J. Ledecky